FILED VIA EDGAR April 29, 2010 United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attention: Andrew Mew Accounting Branch Chief	TransCanada Tower 450 - 1st Street S.W. Calgary, Alberta, Canada T2P 5H1 tel 403.920.5561 fax 403.920.2467 email greg_lohnes@transcanada.com web www.transcanada.com

Re:	TransCanada Corporation Form 40-F for the Fiscal Year Ended December 31, 2009 Filed February 25, 2010 File No. 001-316900
TransCanada PipeLines Limited Form 40-F for the Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-08887

This letter is in response to your correspondence dated April 15, 2010 related to the United States Securities and Exchange Commission's review of TransCanada Corporation's and TransCanada PipeLines Limited's Form 40-F filings for the year ended December 31, 2009 (collectively, "TransCanada").  We have had the opportunity for a further discussion with Ms. Di Silvio, Staff Accountant, on Friday, April 23, 2010, and as a result our responses to your comment letter are set out below.

Form 40-F for the Fiscal Year Ended December 31, 2009

Consolidated Income, Page 95

1.
We accept the view that the subtotals noted could be seen to be an inclusion of a non-GAAP measure on the face of the income statement.  As indicated to staff, we will remove such subtotals in future filings of our Canadian GAAP financial statements.

Controls and Procedures, Page 77

2.	In our future Form 40-F filings, we will remove the reference to the reasonable assurance level of our disclosure controls and procedures.

Note 14, Rate Regulated Business, Page 122

3.
TransCanada adopted the U.S. accounting methodology for rate regulated assets and liabilities effective January 1, 2009.  We disclose this in: (i) Accounting Changes Note 3 on page 107; (ii) Footnote 1 to the detailed table on page 125 which sets out the individual components of our U.S. GAAP regulatory assets and liabilities as of each balance sheet date in tabular presentation; and (iii) Footnote 8 to Attachment 13.4, Reconciliation to U.S. GAAP.

The only difference between regulatory assets and liabilities under Canadian GAAP and U.S. GAAP is noted in Footnote 5 to our Reconciliation to U.S. GAAP which includes a quantitative and qualitative explanation of the difference in accounting for our defined benefit postretirement plan under Canadian and U.S. GAAP.

As discussed with Ms. Di Silvio on April 23, 2010, we will review our future disclosure to ensure this is clear to the reader.

TransCanada acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please contact Glenn Menuz, Vice-President and Controller at (403) 920-2128 or me at (403) 920-5561.

Sincerely,

/s/ Gregory A. Lohnes

Gregory A. Lohnes
Executive Vice-President and Chief Financial Officer